UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 10, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

2

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company´s Registry (NIRE): 35.300.022.807

MATERIAL FACT

In accordance with the provisions of article 157, paragraph 4, of Law No. 6,404/76 as amended (the “Brazilian Corporate Law”), and CVM Instruction No. 358/2002, as amended, FIBRIA CELULOSE S.A.(BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or the “Company”) informs the market that, has received and accepted a binding offer from CMPC Celulose Riograndense S.A. (“CMPC”) for the purchase of forestry assets and lands located in the State of Rio Grande do Sul (“Losango”), consisting approximately 100 thousand hectares of owned areas and nearly 39 thousand hectares of forestland of eucalyptus in these owned areas and in third parties leased areas, for a total amount of R$ 615,000,000.00 (six hundred and fifteen million reais) to be paid, in currency, in three different installments:

•                  R$ 488,000,000.00 (four hundred and eighty eight million reais) by the approval of the transaction by the Administrative Council for Economic Defense (“CADE”);

•                  R$ 122,000,000.00 (one hundred and twenty two million reais) to be deposited, by the time of CADE´s approval, on an escrow account to be opened before a leading financial institution, which will be released upon other applicable governmental approvals and other condition precedent;

•                  R$ 5,000,000.00 (five million reais) by the effective assignment of the existing agreements related to the assets and the applicable governmental approvals.

The total amount of the price may be adjusted after the completion of the confirmatory due diligence.

The Company also informs that the referred transaction does not include the partnership program agreements developed in Losango areas, which will be maintained and honored by FIBRIA. The Company analyzes the potential opportunities for the use of wood volumes arising from these partnership program agreements.

São Paulo, September 10, 2012.

FIBRIA CELULOSE S.A.

GUILHERME PERBOYRE CAVALCANTI

FINANCIAL AND INVESTOR RELATIONS DIRECTOR